                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)



                                 InterMune, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45885B 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                October 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

         This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 4, 2003, and as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May
14, 2004 and May 17, 2004 (as amended, the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Reporting Entities"). This Amendment No. 8 relates to the common stock, $0.001 par value per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"). The holdings of Common Stock of WPEP in this Amendment No. 8 include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEP II") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEP III" and, together with WPNEP I, WPNEP II and WPEP, the "Investors"). WP, WP LLC and the Investors are referred to herein as the "Group Members." Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 13D.

         The Group Members are making this single joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended. Each Group Member disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

         On October 29, 2004, the Group Members entered into an Amended and Restated Standstill Agreement with the Company (the "Amended and Restated Standstill Agreement") which amended and restated the Standstill Agreement. Under the Amended and Restated Standstill Agreement, the Group Members agreed that until October 29, 2007 (the "Extended Standstill Period"), none of them or any of their respective affiliates (as such term is defined in the Amended and Restated Standstill Agreement) shall, without the prior written consent of the majority of the independent members of the Board of Directors of the Company (the "Board") who are not affiliated with the Group Members:

         o in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly,

                  (i) any material assets of the Company or

                  (ii) any Common Stock, voting equity securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (including derivatives), other than acquisitions that would not, in the aggregate, result in the Group Members together with their respective affiliates beneficially owning (as such term is defined under Rule 13d-3 under the Exchange Act) more than 25.0% of the Common Stock, as of the date of such acquisition;

         o propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into, whether alone or in concert with others, any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination"); solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company or a Business Combination;

         o form, join, encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) with respect to the voting, ownership or control of any Common Stock (other than the group consisting of the current members of the Group Members);

         o seek to have the Company waive, amend or modify its Certificate of Incorporation, Bylaws or the Rights Agreement, dated as of July 17, 2001, between the Company and Mellon Investor Services LLC (the "Rights Agreement");

         o assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in connection with any of the foregoing; or

         o make, or take any action (including a request to waive or amend any provision of this agreement) that would cause the Company to make a public announcement regarding any intention of the Group Members or any of their respective affiliates to take an action which would be prohibited by any of the foregoing.

         Pursuant to the terms of the Amended and Restated Standstill Agreement, the Group Members will also be permitted to distribute shares of Common Stock beneficially owned by them to their respective general and limited partners without restriction. To the extent the Group Members decide to distribute shares of Common Stock to such partners, the Group Members agree to use commercially reasonable best efforts to distribute such shares in a manner designed not to adversely affect the market price of the Company's Common Stock.

         Additionally, the Company represented that its Board had taken all actions necessary to render inapplicable the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203"), solely as it relates to the acquisition by the Group Members of beneficial ownership of up to 25.0% of the Common Stock (the "Waiver"); provided, however, such Waiver shall no longer be applicable if, subsequent to becoming an "interested stockholder" (as defined in Section 203), the Group Members no longer have beneficial ownership of 15% or more of the Common Stock as a result of any sale or disposition of beneficial ownership of Common Stock by the Group Members.

         The Company amended the Rights Agreement to exclude the Group Members from the definition of the term "Acquiring Person" as such term may relate to the acquisition by the Group Members of beneficial ownership of up to 25.0% of the Common Stock in accordance with the terms of the Amended and Restated Standstill Agreement. Additionally, the Company agreed not to amend or modify the definition of "Acquiring Person" in the Rights Agreement, if, as a result of such amendment or modification, the Group Members would be deemed to be an "Acquiring Person" thereunder. During the Extended Standstill Period, the Company has also agreed that it shall not adopt a new rights agreement or any agreement having substantially the same effect of the Rights Agreement if the Group Members would be considered an "Acquiring Person" (or would have the same or substantially similar effect of an "Acquiring Person" under the Rights Agreement).

         Finally, the Group Members agreed that if at the time of any private or public sale of Common Stock, the Group Members and their affiliates own in excess of 5.0% of the Common Stock, then any such sale would be subject to the restrictions set forth in Section 6 of the Amended and Restated Standstill Agreement. Among other things, the Group Members agreed that any public sale of Common Stock beneficially owned by them would be made only through a registered underwritten public offering and that certain restrictions would apply to any private sales. In connection therewith, on October 29, 2004, WP and the Investors also entered into a Registration Rights Agreement with the Company pursuant to which WP and the Investors acquired certain demand registration rights and piggyback registration rights.

         The foregoing summaries of the terms of the Amended and Restated Standstill Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Amended and Restated Standstill Agreement and the Registration Rights Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 8 and incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

         The summaries in Item 4 of the terms of the Amended and Restated Standstill Agreement and the Registration Rights Agreement are incorporated herein by reference. The foregoing summaries do not purport to be a complete discussion of the Amended and Restated Standstill Agreement and the Registration Rights Agreement, and are qualified in their entirety by reference to the full text of the Amended and Restated Standstill Agreement and the Registration Rights Agreement, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 8.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Amended and Restated Standstill Agreement, dated October 29, 2004, by and between the Company and the Group Members.

2. Registration Rights Agreement, dated as of October 29, 2004, by and between the Company and the Group Members.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2004               WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                       By:      Warburg Pincus & Co.,
                                                General Partner

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner

Dated:  November 1, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS I, C.V.

                                       By:      Warburg Pincus & Co.,
                                                General Partner

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner

Dated:  November 1, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS II, C.V.

                                       By:      Warburg Pincus & Co.,
                                                General Partner

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner

Dated:  November 1, 2004               WARBURG, PINCUS NETHERLANDS EQUITY
                                       PARTNERS III, C.V.

                                       By:      Warburg Pincus & Co.,
                                                General Partner

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner

Dated:  November 1, 2004               WARBURG PINCUS & CO.

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner

Dated:  November 1, 2004               WARBURG PINCUS LLC

                                       By:               /s/ Scott A. Arenare
                                                ------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Managing Director

                                                                       Exhibit 1



                      WARBURG, PINCUS EQUITY PARTNERS, L.P.
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017



October 29, 2004


InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA  94005
Attention: Chief Executive Officer

                  Re:  Amended and Restated Standstill Agreement

Gentlemen:

In connection with the acquisition of Common Stock, par value $0.001 per share (the "Common Stock"), of InterMune, Inc., a Delaware corporation (the "Company"), by Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership ("WPEP I"), Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership ("WPEP II"), Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership ("WPEP III" and, together with WPEP, WPEP I and WPEP II, the "Purchasers"), Warburg Pincus & Co., a New York general partnership and the sole general partner of each of the Purchasers ("WP"), and Warburg Pincus LLC, a New York limited liability company and the sole manager of each of the Purchasers ("WP LLC" and, collectively, WP LLC, WP and the Purchasers are referred to herein as, the "Purchaser Group"), the Company and the Purchaser Group entered into a Standstill Agreement, dated April 28, 2004 (the "Original Standstill Agreement"). In connection with the Purchaser Group's desire to purchase additional shares of Common Stock and the Company's desire to influence any disposition of Common Stock held by the Purchaser Group, the Company and the Purchaser Group hereby amend and restate the Original Standstill Agreement in its entirety and agree as follows:

         1. Standstill. For a period of three years from the date hereof (the "Standstill Period"), no member of the Purchaser Group or any of their respective Affiliates (as defined below) shall, without the prior written consent of a majority of the independent members of the Board of Directors of the Company (the "Board") who are not affiliated with the Purchaser Group:


            (a) in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly,

         (i) any material assets of the Company or

         (ii) any Common Stock, voting equity securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities (including derivatives), other than acquisitions that would not, in the aggregate, result in the Purchaser Group together with their respective Affiliates Beneficially Owning (as defined herein) more than 25.0% of the Company's issued and outstanding Common Stock, as of the date of such acquisition;

            (b) propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into, whether alone or in concert with others, any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination");

            (c) solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company or a Business Combination;

            (d) form, join, encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to the voting, ownership or control of any Common Stock (other than the group consisting of the current members of the Purchaser Group);

            (e) seek to have the Company waive, amend or modify its Certificate of Incorporation, Bylaws or the Rights Agreement, dated as of July 17, 2001, between the Company and Mellon Investor Services LLC (the "Rights Agreement");

            (f) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in connection with any of the foregoing; or

            (g) make, or take any action (including a request to waive or amend any provision of this agreement) that would cause the Company to make, a public announcement regarding any intention of the Purchaser Group or any of their respective Affiliates to take an action which would be prohibited by any of the foregoing.

For purposes of this letter agreement, (i) "Affiliates" shall mean (1) any person, corporation, partnership, trust, limited liability company or other entity, whether existing now or in the future, that, directly or indirectly, controls, is controlled by or is under common control with, the Purchaser Group; provided, however, that no corporation, partnership, trust, limited liability company or other entity in which a Controlled Fund (as defined below) has made or in the future makes an investment shall be considered an Affiliate for purposes of this letter agreement and/or (2) any fund, whether existing now or in the future, of which WP is a general partner or WP LLC is a manager (a "Controlled Fund") and (ii) "Beneficially Owns" (including the terms "Beneficial Ownership", "Beneficially Owned" or "Beneficially Owning") shall mean beneficial ownership within the meaning of Rule 13d-3 under the Exchange Act.

         2. No Effect on Directors. Notwithstanding any of the foregoing, the provisions set forth in Section 1 shall in no way limit the ability of any individual who is serving as a director of the Company to take any actions (or to refrain from taking any actions) in their capacity as directors of the Company.

         3. Waiver of Section 203. The Company represents and warrants to the Purchaser Group that the Board has taken all action necessary to render inapplicable the provisions of Section 203 of the General Corporation Law of the State of Delaware ("Section 203") solely as it relates to the acquisition by the Purchaser Group of Beneficial Ownership of up to 25.0% of the Company's issued and outstanding Common Stock (the "Waiver"); provided, however, such Waiver shall no longer be applicable if, subsequent to becoming an "interested stockholder" (as defined in Section 203), the Purchaser Group no longer has Beneficial Ownership of 15% or more of Common Stock as a result of any sale or disposition of Beneficial Ownership of Common Stock by the Purchaser Group.

         4. Voting Agreement. In the event the Purchaser Group and their Affiliates Beneficially Own more than 19.9% of the Common Stock, any shares of Common Stock Beneficially Owned by the Purchaser Group and their Affiliates in excess of 19.9% of the Common Stock shall be voted as directed by the Board, whether at an annual or special meeting of stockholders of the Company, by written consent or otherwise. If requested by the Board, the Purchaser Group shall execute and deliver to the Company an irrevocable proxy to the foregoing effect.

         5. Amendments to Rights Agreement. The Company represents and warrants to the Purchaser Group that the Rights Agreement has been duly amended to exclude the Purchaser Group from the definition of the term "Acquiring Person" as such term may relate to the acquisition by the Purchaser Group (including by "affiliates" and "associates", as such terms are defined in Rule 12b-2 under the Exchange Act, of the Purchaser Group) of Beneficial Ownership of up to 25.0% of the Company's issued and outstanding Common Stock. During the Standstill Period, the Company shall not amend or modify the definition of "Acquiring Person" in the Rights Agreement, if, as a result of such amendment or modification, the Purchaser Group would be deemed to be an "Acquiring Person" thereunder. During the Standstill Period, the Company shall not adopt a new rights agreement or an agreement having substantially the same effect of the Rights Agreement if the Purchaser Group would be considered an "Acquiring Person" (or would have the same or substantially similar effect of an "Acquiring Person" under the Rights Agreement).

         6. Limitation on Sales; Right of First Offer.

         (a) Without the prior written consent of a majority of the independent members of the Board who are not affiliated with the Purchaser Group:

         (i) the Purchaser Group shall not sell or cause any shares of Common Stock Beneficially Owned by them to be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Act");

         (ii) except for sales pursuant to Section 6(b) or distributions in accordance with Section 6(d), all shares of Common Stock Beneficially Owned by the Purchaser Group shall be sold only through a registered, underwritten public offerings in accordance with the terms of the Registration Rights Agreement, dated as of the date hereof, among the Purchasers, WP and the Company (as the same may be amended from time to time, the "Registration Rights Agreement"); provided, however, that, to the extent that the Purchaser Group does not make a request for registration or the Company does not effect, or take any action to effect, any registration under the Registration Rights Agreement because the anticipated aggregate public offering price (before deduction of Selling Expenses (as defined in the Registration Rights Agreement)) of all Registrable Securities (as defined in the Registration Rights Agreement) does not equal or exceed $25,000,000 as set forth in Section 2(a)(i)(2)(C) of the Registration Rights Agreement, the restrictions in this Section 6(a) shall be suspended;

            (b) No sales of Common Stock Beneficially Owned by the Purchaser Group shall be made pursuant to a private sale or other exemption from the registration requirements of the Act without the prior written consent of the Company if, (i) the purchaser of such shares is a biotechnology or pharmaceutical firm, (ii) such purchaser, or group of affiliated purchasers, would, after giving effect to such sale, Beneficially Own more than 5.0% of the Common Stock, or (iii) the purchaser of such shares has announced an unsolicited tender offer for the Common Stock without the prior consent of the Company's Board of Directors.

            (c) Prior to any private sale of the Company's Common Stock by a member of the Purchaser Group ("Transferor") pursuant to Section 6(b) above, such Transferor will notify the Company of its intent to sell such shares (the "Offered Shares"). The Company may, within 36 hours after the receipt of such notice, offer to purchase the Offered Shares (the "Offer"). The Offer will be in writing and shall specify the price and other terms and conditions of the Offer. Until the expiration of such 36 hour period, the Transferor will not accept, make or solicit any other offers to sell such shares.

            (d) The provisions of Section 6(a), (b) and (c) shall have no force or effect if, at the time of such sale, the Purchaser Group and their Affiliates Beneficially Own 5.0% or less of the Common Stock.

            (e) Notwithstanding any provision of this Section 6 to the contrary, the Purchaser Group shall be permitted to distribute shares of Common Stock Beneficially Owned by them to their respective general and limited partners without restriction. To the extent the Purchaser Group decides to distribute shares of Common Stock to such partners, the Purchaser Group agrees to use commercially reasonable best efforts to distribute such shares in a manner designed not to adversely affect the market price of the Company's Common Stock.

         7. Representations. Each party represents to the other that: (a) this letter agreement has been duly authorized by all necessary corporate or partnership action, as the case may be; and (b) this letter agreement is a valid and binding agreement of such party, enforceable against it in accordance with its terms. The Company represents that this letter agreement was approved by the vote a majority of the independent members of the Board who are not affiliated with the Purchaser Group as set forth in Section 6 of the Original Standstill Agreement.

         8. Specific Enforcement; Legal Effect. The parties hereto agree that any breach of this letter agreement would result in irreparable injury to other party and that money damages would not be an adequate remedy for such breach. Accordingly, without prejudice to the rights and remedies otherwise available under applicable law, either party shall be entitled to specific performance and equitable relief by way of injunction or otherwise if the other party breaches or threatens to breach any of the provisions of this letter agreement. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. This letter agreement contains the entire agreement between the parties hereto concerning the matters addressed herein; the Original Standstill Agreement is hereby amended and restated in its entirety and is of no further force and effect. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party hereto, unless approved in writing by each such party; provided, however, that no waiver or amendment shall be effective as against the Company unless such waiver or amendment is approved in writing by the vote a majority of the independent members of the Board who are not affiliated with the Purchaser Group. This Agreement shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of law that would cause the application of the laws of any jurisdiction other than the State of New York.

         9. Counterparts. This letter agreement may be executed in counterpart (including by facsimile), each of which shall be deemed an original.


                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.]

         If you are in agreement with the terms set forth above, please sign this letter agreement in the space provided below and return an executed copy to the undersigned.

                                                     Very truly yours,

WARBURG, PINCUS EQUITY PARTNERS, L.P.          WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS III, C.V.

By:  Warburg Pincus & Co.,                     By:  Warburg Pincus & Co.,
its General Partner                            its General Partner

By:     /s/ Jonathan Leff                      By:    /s/ Jonathan Leff
   ---------------------------                    ---------------------------
Name: Jonathan Leff                            Name: Jonathan Leff
Title: Partner                                 Title: Partner

WARBURG, PINCUS NETHERLANDS                    WARBURG PINCUS & CO.
EQUITY PARTNERS I, C.V.

By:  Warburg Pincus & Co.,                     By:   /s/ Jonathan Leff
     its General Partner                          ---------------------------
                                               Name: Jonathan Leff
                                               Title: Partner


By:    /s/ Jonathan Leff
   ---------------------------
Name: Jonathan Leff                            WARBURG PINCUS LLC
Title: Partner
                                               By: /s/ Jonathan Leff
WARBURG, PINCUS NETHERLANDS                      ---------------------------
EQUITY PARTNERS II, C.V.
                                               Name: Jonathan Leff
                                               Title: Managing Director
By:  Warburg Pincus & Co.,
     its General Partner


By:  /s/ Jonathan Leff
   ---------------------------
Name: Jonathan Leff
Title: Partner


Confirmed and Agreed:

INTERMUNE, INC.


By: /s/ Daniel G. Welch
   --------------------------
    Name: Daniel G. Welch
    Title:  President and Chief
    Executive Officer

                                                                       Exhibit 2



                                 INTERMUNE, INC.

                          REGISTRATION RIGHTS AGREEMENT


         REGISTRATION RIGHTS AGREEMENT, dated as of October 29, 2004, among the investors listed on Schedule I hereto (the "Investors") and InterMune, Inc., a Delaware corporation (the "Company").

                                 R E C I T A L S

         WHEREAS, the Investors and certain of their affiliates and the Company entered into a Standstill Agreement, dated April 28, 2004, between the Company and the Investors (the "Original Standstill Agreement"), relating to the potential acquisitions by the Investors of shares of common stock, par value $0.001 per share, of the Company (the "Common Stock");

         WHEREAS, the Investors and certain of their affiliates and the Company entered into an Amended and Restated Standstill Agreement, dated October 29, 2004, between the Company and the Investors (the "Amended and Restated Standstill Agreement"), which amends and restates the Original Standstill Agreement in its entirety;

         WHEREAS, pursuant to the Amended and Restated Standstill Agreement, the Company has agreed to grant the Investors certain registration rights; and

         WHEREAS, the Company and the Investors desire to define the registration rights of the Investors on the terms and subject to the conditions herein set forth.

         NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the parties hereby agree as follows:

SECTION 1. DEFINITIONS

         As used in this Agreement, the following terms have the respective meanings set forth below:

         Agreement: shall mean this Registration Rights Agreement among the Investors and the Company;

         Commission: shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act;

         Exchange Act: shall mean the Securities Exchange Act of 1934, as amended;

         Holder: shall mean Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership, Warburg Pincus & Co., a New York general partnership and Warburg Pincus LLC, a New York limited liability company;

         Initiating Holder: shall mean any Holder or Holders who in the aggregate are Holders of more than 50% of the then outstanding Registrable Securities;

         Person: shall mean an individual, partnership, joint-stock company, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof;

         register, registered and registration: shall mean a registration effected by preparing and filing a registration statement in compliance with the Securities Act (and any post-effective amendments filed or required to be filed) and the declaration or ordering of effectiveness of such registration statement;

         Registrable Securities: shall mean (A) any shares of Common Stock now owned or hereinafter acquired by the Investors and (B) any stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Common Stock referred to in clause (A) or
(B);

         Registration Expenses: shall mean all expenses incurred by the Company in compliance with Section 2(a) and (b) hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, fees and expenses of one counsel for all the Holders in an amount not to exceed $15,000, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company);

         security, securities: shall have the meaning set forth in Section 2(1) of the Securities Act;

         Securities Act: shall mean the Securities Act of 1933, as amended; and

         Selling Expenses: shall mean all underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for each of the Holders other than fees and expenses of one counsel for all the Holders in an amount not to exceed $15,000.

         SECTION 2. REGISTRATION RIGHTS

         (a) Requested Registration.

         (i) Request for Registration. If the Company shall receive from an Initiating Holder, at any time, a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company will:

         (1) promptly give written notice of the proposed registration, qualification or compliance to all other Holders; and

         (2) as soon as practicable, effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request received by the Company within ten (10) business days after written notice from the Company is given under Section 2(a)(i)(1) above; provided that the Company shall not be obligated to effect, or take any action to effect, any such registration pursuant to this Section 2(a):

         (A) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder;

         (B) After the Company has effected two (2) such registrations pursuant to this Section 2(a) and such registrations have been declared or ordered effective and the sales of such Registrable Securities shall have closed;

         (C) If the Registrable Securities requested by all Holders to be registered pursuant to such request do not have an anticipated aggregate public offering price (before deduction of Selling Expenses) of not less than $25,000,000;


         (D) Within one hundred eighty (180) days of the effective date of the most recent registration pursuant to this Section 2(a) in which the Registrable Securities held by the Initiating Holder could have been included for sale or distribution;

         (E) During any period of time (not to exceed 60 days in the aggregate in any period of 12 consecutive months) after the Company has determined to proceed with a registration (other than a registration of securities in a Rule 145 transaction under the Securities Act or with respect to an employee benefit plan) and is diligently proceeding to complete such registration; or

         (F) During any period of time (not to exceed 60 days in the aggregate in any period of 12 consecutive months) in which the Board of Directors of the Company determines that it would be materially detrimental to the Company or its stockholders for a registration statement to be filed.

The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of Section 2(a)(ii) below, include other securities of the Company which are held by Persons who, by virtue of agreements with the Company, are entitled to include their securities in any such registration ("Other Stockholders").

         (ii) Underwriting. As set forth in the Amended and Restated Standstill Agreement, any requests made by the Holders to effect any registration with respect to the Registrable Securities shall involve sales of such Registrable Securities only by means of a registered, underwritten public offering.

If Other Stockholders request inclusion of their securities in the underwriting, the Holders shall offer to include the securities of such Other Stockholders in the underwriting and may condition such offer on their acceptance of the further applicable provisions of this Section 2. The Holders whose shares are to be included in such registration and the Company shall (together with all Other Stockholders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter of the underwriter or underwriters selected for such underwriting by the Company and reasonably acceptable to the Initiating Holders; provided, however, that such underwriting agreement shall not provide for indemnification or contribution obligations on the part of the Holders materially greater than the obligations of the Holders under Section (e)(ii). Notwithstanding any other provision of this Section 2(a), if the underwriter advises the Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the securities of the Company held by Other Stockholders shall be excluded from such registration to the extent so required by such limitation. If, after the exclusion of such shares, further reductions are still required, the number of shares included in the registration by each Holder shall be reduced on a pro rata basis (based on the number of shares held by such Holder), by such minimum number of shares as is necessary to comply with such request. No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If any Other Stockholder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such Person may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. The securities so withdrawn shall also be withdrawn from registration. If the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company may include securities in such registration if the underwriter so agrees and if the number of Registrable Securities and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

                  (b) Company Registration.

                  (i) If the Company proposes to register any of its Common Stock either for its own account or for the account of Other Stockholders for the purposes of an underwritten public offering of such Common Stock, other than a registration relating solely to employee benefit plans, or a registration relating solely to a Rule 145 transaction under the Securities Act, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

                  (1) promptly give to each of the Holders a written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

                  (2) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by the Holders within fifteen
         (15) days after receipt of the written notice from the Company described in clause (1) above, except as set forth in Section 2(b)(ii) below. Such written request may specify all or a part of the Holders' Registrable Securities.

                  (ii) Underwriting. The right of each of the Holders to registration pursuant to this Section 2(b) shall be conditioned upon such Holders' participation in such underwriting and the inclusion of such Holders' Registrable Securities in the underwriting to the extent provided herein. The Holders whose shares are to be included in such registration shall (together with the Company and the Other Stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company; provided, however, that such underwriting agreement shall not provide for indemnification or contribution obligations on the part of the Holders materially greater than the obligations of the Holders under Section (e)(ii). Notwithstanding any other provision of this Section 2(b), if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner: the securities of the Company held by officers, directors and Other Stockholders of the Company (other than Registrable Securities and other than securities held by holders who by contractual right demanded such registration ("Demanding Holders")) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares is still required, the number of shares that may be included in the registration and underwriting by each of the Holders and Demanding Holders shall be reduced, on a pro rata basis (based on the number of shares held by such holder), by such minimum number of shares as is necessary to comply with such limitation. If any of the Holders or any officer, director or Other Stockholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

         (c) Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this
Section 2 shall be borne by the Company, and all Selling Expenses shall be borne by the Holders of the securities so registered pro rata on the basis of the number of their shares so registered.

         (d) Registration Procedures. In the case of each registration effected by the Company pursuant to this Section 2, the Company will keep the Holders, as applicable, advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will:

                  (i) furnish such number of prospectuses and other documents incident thereto as each of the Holders, as applicable, from time to time may reasonably request;

                  (ii) notify each Holder of Registrable Securities covered by such registration at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

                  (iii) furnish, on the date that such Registrable Securities are delivered to the underwriters for sale (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters and to the Holders participating in such registration and (2) a letter, dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders participating in such registration, addressed to the underwriters and, if permitted by applicable accounting standards, to the Holders participating in such registration.

         (e) Indemnification.

                  (i) The Company will indemnify each of the Holders, as applicable, each of its officers, directors and each Person controlling each of the Holders, with respect to each registration which has been effected pursuant to this Section 2, and each underwriter and each person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement or prospectus (including any preliminary prospectus) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will reimburse each of the Holders, each of its officers, directors and each Person controlling each of the Holders, each such underwriter and each Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by the Holders or underwriter and stated to be specifically for use therein.

                  (ii) Each of the Holders will, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and each underwriter of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter, each Other Stockholder and each of their officers, directors and each person controlling such Other Stockholder against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement or prospectus (including any preliminary prospectus), or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will reimburse the Company and such Other Stockholders, directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement or prospectus in reliance upon and in conformity with written information furnished to the Company by such Holder and stated to be specifically for use therein; provided, however, that the obligations of each of the Holders hereunder shall be limited to an amount equal to the net proceeds to such Holder of securities sold.

                  (iii) Each party entitled to indemnification under this
         Section 2(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld) and the Indemnified Party may participate in such defense at such party's expense (unless the Indemnified Party shall have reasonably concluded that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in such action, in which case the fees and expenses of counsel shall be at the expense of the Indemnifying Party), and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2(e) unless the Indemnifying Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

                  (iv) If the indemnification provided for in this Section 2(e) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to herein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue (or alleged untrue) statement of a material fact or the omission (or alleged omission) to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

                  (v) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering contemplated by this Agreement are in conflict with the foregoing provisions, the provisions in such underwriting agreement shall be controlling.

                  (vi) The foregoing indemnity agreement of the Company and Holders is subject to the condition that, insofar as they relate to any loss, claim, liability or damage arising out of a statement made in or omitted from a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement in question becomes effective or the amended prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act (the "Final Prospectus"), such indemnity or contribution agreement shall not inure to the benefit of any underwriter or Holder if a copy of the Final Prospectus was furnished to the underwriter and was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

         (f) Information by the Holders.

         Each of the Holders holding securities included in any registration shall use its reasonable best efforts to timely furnish to the Company such information regarding such Holder and the distribution proposed by such Holder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 2.

         (g) Termination. The registration rights set forth in this Section 2 shall be available to any Holder until such time as (i) all of the Registrable Securities held by such Holder have been sold in a registration pursuant to the Securities Act or (ii) the restrictions contained in Section 6 of the Amended and Restated Standstill Agreement are terminated pursuant to Section 6(d) thereof.

         SECTION 3. MISCELLANEOUS

         (a) Directly or Indirectly. Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

         (b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

         (c) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

         (d) Notices.

                  (i) All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid:

                  (1) if to the Company, to 3280 Bayshore Boulevard, Brisbane, CA 94005, Attention: General Counsel (facsimile: (415) 508-0006) or at such other address as it may have furnished in writing to the Holders, with a copy to 1301 Avenue of the Americas, New York, NY 10019 (facsimile: (212) 259-6333), Attention: Frederick W. Kanner, Esq.

                  (2) if to the Holders, at the address or facsimile number listed on Schedule I hereto, or at such other address or facsimile number as may have been furnished the Company in writing, with a copy to Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019 (facsimile: (212) 728-9222), Attention: Steven J. Gartner, Esq.

                  (ii) Any notice so addressed shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by overnight courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

         (e) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, any consents, waivers and modifications which may hereafter be executed may be reproduced by the Holders by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Holders may destroy any original document so reproduced. The parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by the Holders in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

         (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

         (g) Entire Agreement; Amendment and Waiver. This Agreement and the Amended and Restated Standstill Agreement constitute the entire understanding of the parties hereto relating to the subject matter hereof and supersedes all prior understandings among such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Company and the Holders holding a majority of the then outstanding Registrable Securities.

         (h) Severability. In the event that any part or parts of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining provisions of this Agreement which shall remain in full force and effect.

         (i) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall be considered one and the same agreement.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

                                              INTERMUNE, INC.


                                              By:  /s/ Daniel G. Welch
                                                   --------------------------
                                                  Name: Daniel G. Welch
                                                  Title: President and Chief
                                                  Executive Officer

WARBURG, PINCUS EQUITY PARTNERS, L.P.

By:  Warburg Pincus & Co., its General Partner

By:   /s/ Jonathan Leff
   --------------------------
   Name: Jonathan Leff
   Title: Partner

WARBURG, PINCUS NETHERLANDS
EQUITY PARTNERS I, C.V.

By:  Warburg Pincus & Co., its General Partner

By:  /s/ Jonathan Leff
   --------------------------
   Name: Jonathan Leff
   Title: Partner

WARBURG, PINCUS NETHERLANDS
EQUITY PARTNERS II, C.V.
By:  Warburg Pincus & Co., its General Partner


By:   /s/ Jonathan Leff
   --------------------------
   Name: Jonathan Leff
   Title: Partner

WARBURG, PINCUS NETHERLANDS
EQUITY PARTNERS III, C.V.

By:  Warburg Pincus & Co., its General Partner

By:  /s/ Jonathan Leff
   --------------------------
     Name: Jonathan Leff
     Title: Partner

WARBURG PINCUS & CO.

By:  /s/ Jonathan Leff
   --------------------------
   Name: Jonathan Leff
   Title: Partner

                                   Schedule I

                                    Investors



INVESTOR NAME AND ADDRESS

Warburg, Pincus Equity Partners, L.P.
Warburg, Pincus Netherlands Equity Partners I, C.V.
Warburg, Pincus Netherlands Equity Partners II, C.V.
Warburg, Pincus Netherlands Equity Partners III, C.V.
Warburg Pincus & Co.
466 Lexington Avenue
New York, NY 10017
Facsimile: (212) 878-9361
Attention:  Jonathan Leff

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